

03022818

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Legacy Hotels Real Estate Investment Trust

*CURRENT ADDRESS Canadian Pacific Tower
100 Wellington Street West
Suite 1600
TD Centre, P.O. Box 40
Toronto, Ontario M5K 1B7
CANADA

**~~FORMER NAME~~

**NEW ADDRESS



PROCESSED
JUN 24 2003
THOMSON FINANCIAL

FILE NO. 82- 34729 FISCAL YEAR 12/31/02

* *Complete for initial submissions only* ** *Please note name and address changes*

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DATE : 6/16/03

LEGACY

HOTELS



REAL ESTATE INVESTMENT TRUST

2002 Annual Report

CORPORATE OVERVIEW

Legacy Hotels Real Estate Investment Trust was created in 1997 with the purchase of 11 Canadian city centre hotels. Today, Legacy owns a distinguished collection of 22 luxury and first-class hotels and resorts in Canada and one in the United States, consisting of over 10,000 guestrooms. The portfolio includes landmark properties such as Fairmont Le Château Frontenac, The Fairmont Royal York and The Fairmont Empress.

Two leading hotel managers operate the hotel portfolio: Fairmont Hotels & Resorts, North America's largest luxury hotel management company; and Delta Hotels, Canada's largest first-class hotel management company.

Legacy's objective is to provide stable and growing distributions while increasing unitholder value over the long term. To accomplish this, we are focused on achieving superior operating peformance through sound management decisions, enhancement of our existing hotels, acquisition opportunities comparable to our existing portfolio and a consistent high standard of service.

2002 OPERATING HIGHLIGHTS

- Completed first expansion outside of Canada with the addition of The Fairmont Washington, D.C.
- Increased revenues by 6.7% and hotel EBITDA by 4.1%
- Experienced RevPAR growth of 3.4%, which compared favourably to the overall Canadian lodging industry
- Maintained distributions despite challenging lodging environment

FINANCIAL HIGHLIGHTS

For the years ended December 31	2002	2001	2000
RevPAR[1]	$116.18	$ 112.40	$ 114.06
ADR[1]	$168.70	$ 166.07	$ 161.72
Occupancy[1]	68.9%	67.7%	70.5%
In millions of Canadian dollars (except per unit amounts)			
Operating revenues	$ 647.6	$ 606.8	$ 501.7
Hotel EBITDA[2]	146.0	140.2	121.7
Net income	55.1	53.7	62.9
Distributable income[3]	50.9	63.9	67.3
Net income per unit	0.50	0.66	1.01
Distributable income per unit	0.57	0.77	1.08
Distributions per unit	0.74	0.87	0.98

1 Revenue per available room ("RevPAR"), average daily rate ("ADR") and occupancy figures are based on the hotel portfolio composition as at December 31, 2002, as if owned for the full years presented.

2 Hotel EBITDA is defined as income before interest, taxes, amortization, advisory fees and other income and expenses. Management considers hotel EBITDA to be a meaningful indicator of hotel operations, however, readers are cautioned that hotel EBITDA is not a defined measure of operating performance under Canadian generally accepted accounting principles. Legacy's calculation of hotel EBITDA may be different than the calculation used by other entities.

3 Distributable income is calculated as net income before amortization, income taxes and special charges less the capital replacement reserve. This amount is determined in accordance with the Declaration of Trust and is intended to approximate Legacy's taxable income. Special charges and the capital replacement reserve are determined at the discretion of the Board of Trustees. Readers are cautioned that distributable income is not a defined measure of operating performance under Canadian generally accepted accounting principles. Legacy's calculation of distributable income may be different than the calculations used by other entities.



Operating Revenues
(Cdn $ millions)
700
550
400
00
01
02
Hotel EBITDA
(Cdn $ millions)
160
120
80
00
01
02
RevPAR
(Cdn $)
120
110
100
00
01
02



In 2002, several important developments marked our 5th full year of operations. We added two hotels to our portfolio, expanded into the U.S. market and, most importantly, our portfolio outperformed its peers in one of the toughest years for the lodging industry in recent memory.

As expected, 2002 proved to be a challenging year. Early signs of improving market conditions were dampened by persistent uncertainty regarding the strength of the U.S. economy and the continuing threat of war. While the leisure segment has proven to be resilient, business travel remains weak.

PERFORMANCE IN 2002

We benefited from our strategy of investing in stable, high quality hotel real estate. Our well-diversified Canadian portfolio showed a 3.4% increase in revenue per available room or RevPAR. These results were better than the Canadian lodging industry in general and exceeded most portfolios in North America.

Our commitment to invest in our assets and expand the portfolio led to record revenues of $648 million and hotel EBITDA of $146 million in 2002, improvements of 6.7% and 4.1% over last year, respectively. The acquisitions of The Fairmont Empress and Fairmont Le Château Frontenac in early 2001 positively impacted operating results in 2002. In particular, Fairmont Le Château Frontenac realized record revenues and hotel EBITDA. The property's RevPAR improvement of 10.4% was the strongest within our Fairmont hotels.

In 2002, we continued to grow with the acquisition of the Sheraton Suites Calgary Eau Claire and The Fairmont Washington, D.C. We are pleased with the Sheraton's performance since its purchase in July 2002. Given its late inclusion to the portfolio, The Fairmont Washington, D.C. did not significantly contribute to the year's financial results.

Although top-line operating growth was encouraging, distributable income per unit was negatively impacted by higher fixed costs, particularly insurance and property taxes, the February issuance of convertible debentures as well as the unit offering in November. Distributable income per unit was $0.57 in 2002 compared to $0.77 in the prior year. Annual distributions were $0.74 per unit compared to $0.87 per unit in 2001. We have maintained quarterly distributions of $0.185 per unit over the past six quarters and, based on current expectations, we anticipate consistent distributions throughout 2003.

PORTFOLIO EXPANSION

In December, we completed our first expansion outside of Canada with the acquisition of the Monarch Hotel in Washington, D.C. for approximately $238 million. The property has since been flagged "The Fairmont Washington, D.C." With a well-diversified portfolio across Canada, expansion into the United States was the next logical step as it increases our access to high quality hotels.

We expect modest improvement at The Fairmont Washington, D.C. in 2003, and improved results thereafter, once the repositioning of the property has been completed. Fairmont's strength in the group segment will allow the hotel to benefit from the solid U.S. group market in Washington. Our current plans also include the conversion of certain guestrooms into Fairmont Gold, Fairmont's *"hotel within a hotel"*, featuring private check-in, exclusive concierge and other services and amenities. This capital investment will enable us to compete effectively for the lucrative individual business traveller.

< THE FAIRMONT WASHINGTON, WASHINGTON, D.C.



FAIRMONT THE QUEEN ELIZABETH, MONTREAL

The highly favourable demographics in Washington, combined with the quality of the hotel made this an excellent opportunity to further diversify the revenue mix of the hotel and expand our portfolio. We believe our investment in Washington at this time in the lodging cycle positions us well to enjoy significant upside once the U.S. economy improves.

We are also pleased with the acquisition of the Sheraton Suites Calgary Eau Claire in early July. After only three years of operation, this hotel was awarded the prestigious Starwood Select Best in Brand in North America for 2001 with the highest guest satisfaction score amongst Sheraton hotels. This property has significantly enhanced our product positioning in the Calgary market. With recent supply growth fully absorbed and no new hotel supply anticipated in the city in the near-term, we look forward to continued strength in future performance.

Our portfolio now includes a collection of 22 luxury and first-class hotels and resorts in Canada and one in the United States, consisting of over 10,000 guestrooms.

INVESTING IN OUR PORTFOLIO

Along with strategic acquisitions, we remain committed to improving the quality and performance of our existing portfolio through profit-enhancing and repositioning projects. Significant investments throughout the year included the completion of Fairmont The Queen Elizabeth's second phase of renovations and upgrades to The Fairmont Royal York's Imperial Room and Library Bar. Profit-enhancing projects in 2003 will include the addition of Fairmont Gold at our newly acquired Washington property as well as the third phase of renovations at Fairmont The Queen Elizabeth.

Our commitment to maximizing property returns also includes the addition of a new revenue stream. In early 2002, we opened Willow Stream the spa at The Fairmont Empress, Legacy's first investment in the full-service spa market. This business is increasingly becoming a competitive necessity in destination resort markets. Our investment in this product will allow us to participate in the growing popularity of spas and enhance our competitive positioning within the market.

QUALITY ASSETS COMBINED WITH QUALITY MANAGEMENT

We have the distinction of owning the premier hotels in many of our markets. Landmarks in their own right, The Fairmont Empress, Fairmont Château Laurier and Fairmont Le Château Frontenac are excellent examples of the unique assets held in our portfolio.

SINCE ITS REBRANDING IN LATE 2000, FAIRMONT LE CHÂTEAU FRONTENAC HAS BENEFITED FROM THE INCREASING AWARENESS OF THE FAIRMONT BRAND. IN 2002, THE PROPERTY EXPERIENCED REVPAR GROWTH OF 10.4%, WHICH RESULTED IN RECORD REVENUE AND HOTEL EBITDA PERFORMANCE, DESPITE A DIFFICULT OPERATING ENVIRONMENT. AN AGGRESSIVE ROOM RATE STRATEGY AND A SHIFT IN ITS CUSTOMER BASE TOWARDS A MORE INTERNATIONAL CLIENTELE HELPED DRIVE THESE RESULTS.



FAIRMONT LE CHÂTEAU FRONTENAC, QUEBEC CITY

Maximizing the returns generated by our assets is supported through our affiliation with two leading management companies, Fairmont Hotels & Resorts and Delta Hotels. Each are widely recognized for their leadership positions in the luxury and first-class market segments. Both companies provide the management expertise, brand recognition and service quality necessary to attract and retain guests.

Fairmont is North America's largest luxury hotel management company, operating 41 luxury properties in six countries. In December 2000, Legacy's Canadian luxury hotels were re-branded as Fairmont hotels. Since that time, our portfolio has benefited from the emerging brand awareness of the Fairmont name, which attracts a greater number of international travellers who are willing to pay higher room rates. This is evidenced by a 2.4% RevPAR improvement at our Fairmont managed properties in 2002, despite challenging industry conditions. We expect growing awareness of the Fairmont brand to continue to further benefit our portfolio.

In 2003, Fairmont received international recognition, when *Condé Nast Traveler* named 27 of Fairmont's 41 hotels in its prestigious Gold List, up from 21 in 2002. Nine of Legacy's 11 Fairmont hotels are included on the Gold List.

With 39 city centre and resort properties, Delta is Canada's largest first-class hotel management company. Recent research indicates a positive progression of the brand awareness since its repositioning began in 1999. In 2002, our Delta portfolio's RevPAR improved 6.0%.

Our management companies have recently been awarded for their success as employers. In 2002, Fairmont was honoured by *Maclean's Magazine*, as one of Canada's "Top 100 Employers." Similarly, *The Globe and Mail's* respected *Report on Business Magazine* recognized Delta as one of the "Top 50 Companies to Work for in Canada" for the third consecutive year. Delta is one of a select few companies who have earned this distinction three times.

BALANCE SHEET STRENGTH SUPPORTS GROWTH

Several financing transactions took place in 2002 that provided us with additional financial flexibility for future growth. In February, we issued $150 million in convertible debentures. The proceeds were earmarked for acquisition opportunities, funding the Sheraton Suites Calgary Eau Claire in July and a portion of the Washington acquisition in December. In November, we completed a $150 million unit offering which was partially used to fund The Fairmont Washington, D.C. acquisition. Showing continued confidence in Legacy, Fairmont Hotels & Resorts Inc., our largest investor, subscribed for approximately $50 million of this offering. During the fourth quarter, we also successfully refinanced the Series 1B debentures with a private placement of $100 million of Series 3 debentures.



IMPROVED PERFORMANCE FROM RECENTLY RENOVATED PROPERTIES IS DRIVING REVENUE GROWTH THROUGHOUT OUR PORTFOLIO. ATTRACTIVE RETURNS ON THE CAPITAL INVESTED ARE EXPECTED ONCE THE HOTELS REALIZE THE FULL BENEFIT OF THE IMPROVEMENTS, WHICH TYPICALLY OCCURS ONE TO TWO YEARS AFTER COMPLETION.

THE DELTA WINNIPEG COMPLETED A MAJOR RENOVATION PROGRAM IN 2001, WHICH LED TO SIGNIFICANT HOTEL EBITDA GROWTH IN 2002.



DELTA WINNIPEG, WINNIPEG

Our ability to access both the debt and equity markets during this challenging period in the hotel industry speaks to the strength of our balance sheet and the markets' confidence in our business strategy. We continue to be conservatively financed with a debt to total asset ratio of 39%. With a strong cash position and the financial flexibility to pursue future acquisitions, we will continue to invest in our portfolio and selectively acquire assets that fit our criteria.

LOOKING AHEAD

Canada's economy is forecast to remain strong in 2003, growing at an estimated annual GDP rate of 3.2%. We expect uncertainty regarding the threat of war in the Middle East and a sluggish rebound in the U.S. economy to continue to weigh on business travel. Minimal new hotel supply in our key markets should facilitate a recovery once economic conditions improve.

With 2003 planned as a repositioning year for The Fairmont Washington, D.C., the ongoing weakness in the U.S. economy should not have a significant impact on its operating results. Our intention is to position this property to fully realize the upside potential once the economy does improve. We expect to realize solid growth at our Washington hotel beginning in 2004.

We will continue to seek acquisition opportunities. This growth is expected to focus predominantly on luxury hotels in Canada and the United States. We have entered into an agreement to purchase a AAA Five Diamond hotel located in the northwestern United States. This acquisition is contingent on a number of conditions and, were the purchase to proceed, it is anticipated that it would be completed in mid-2003 for approximately US$100 million.

We would like to thank our 8,300 employees for their continued dedication. As a result of their collective efforts, we were able to control costs, while sustaining the exceptional service that has come to be expected by our guests. We would also like to thank our Board of Trustees for their ongoing insights, expertise and commitment.

We continue to believe that Legacy is an attractive investment opportunity given its quality portfolio and its growth opportunities. We are committed to delivering long-term value to our unitholders by capitalizing on our strengths and maximizing the performance of our portfolio.

WILLIAM R. FATT
Vice Chairman and Chief Executive Officer
February 14, 2003

NEIL J. LABATTE
President and Chief Operating Officer


Fairmont
HOTELS & RESORTS


DELTA
HOTELS

THE 2002 *CONDÉ NAST TRAVELER* GOLD LIST:

THE FAIRMONT EMPRESS

THE FAIRMONT HOTEL VANCOUVER

THE FAIRMONT WATERFRONT

THE FAIRMONT PALLISER

THE FAIRMONT HOTEL MACDONALD

THE FAIRMONT ROYAL YORK

FAIRMONT CHÂTEAU LAURIER

FAIRMONT THE QUEEN ELIZABETH

FAIRMONT LE CHÂTEAU FRONTENAC

HOTEL PORTFOLIO

Property	Map Reference	Year Opened	Total Rooms
FAIRMONT HOTELS & RESORTS			
The Fairmont Empress, Victoria, BC	1	1908	477
The Fairmont Hotel Vancouver, Vancouver, BC	2	1939	556
The Fairmont Waterfront, Vancouver, BC	3	1991	489
The Fairmont Palliser, Calgary, AB	4	1914	405
Sheraton Suites Calgary Eau Claire, Calgary, AB	6	1998	323
The Fairmont Hotel Macdonald, Edmonton, AB	7	1915	198
The Fairmont Winnipeg, Winnipeg, MN	9	1970	340
The Fairmont Royal York , Toronto, ON	13	1929	1,365
Fairmont Château Laurier, Ottawa, ON	14	1912	429
Fairmont The Queen Elizabeth, Montreal, QC	17	1958	1,039
Fairmont Le Château Frontenac, Quebec City, QC	18	1893	617
The Fairmont Washington, D.C., Washington, D.C.	23	1985	418
DELTA HOTELS			
Delta Calgary Airport, Calgary, AB	5	1979	296
Delta Bessborough, Saskatoon, SK	8	1935	225
Delta Winnipeg, Winnipeg, MN	10	1974	392
Delta Toronto Airport West, Mississauga, ON	11	1976	296
Delta Toronto East, Toronto, ON	12	1982	368
Delta Ottawa Hotel and Suites, Ottawa, ON	15	1975	328
Delta Centre-Ville, Montreal, QC	16	1977	711
Delta Beauséjour, Moncton, NB	19	1972	311
Delta Halifax, Halifax, NS	20	1974	296
Delta Barrington, Halifax, NS	21	1980	200
Delta Prince Edward, Charlottetown, PEI	22	1984	211
Total			10,290

PERFORMANCE REVIEW

	2002	2001
RevPAR[1]	**$ 116.18**	$ 112.40
ADR[1]	**$ 168.70**	$ 166.07
Occupancy[1]	**68.9%**	67.7%
RevPAR - Fairmont Regional		
British Columbia	**$ 134.97**	$ 131.89
Alberta	**117.17**	113.15
Saskatchewan and Manitoba	**77.40**	76.09
Ontario	**132.09**	131.09
Quebec	**137.73**	126.95
United States	**175.11**	193.15
Total	**$ 131.95**	$ 128.80
RevPAR - Delta Regional		
Alberta	**$ 93.54**	$ 84.91
Saskatchewan and Manitoba	**68.73**	63.25
Ontario	**89.22**	90.47
Quebec	**100.28**	89.96
Maritimes	**85.67**	79.91
Total	**$ 87.26**	$ 82.33

1 RevPAR, ADR and occupancy figures are based on the hotel portfolio composition as at December 31, 2002, as if owned for the full years presented.

FORWARD-LOOKING INFORMATION

This Annual Report contains certain forward-looking statements relating, but not limited to, Legacy's operations, anticipated financial performance, business prospects and strategies. Forward-looking information typically contains statements with words such as "anticipate", "believe", "expect", "plan" or similar words suggesting future outcomes.

Readers are cautioned not to place undue reliance on forward-looking information because it is possible that predictions, forecasts, projections and other forms of forward-looking assumptions will not be achieved by Legacy. By its nature, Legacy's forward-looking information involves numerous assumptions, inherent risks and uncertainties, including, but not limited to, the following factors: changes in business strategies; general global economic and business conditions; the effects of competition and pricing pressures; industry overcapacity; shifts in market demands; changes in laws and regulations, including environmental and regulatory laws; potential increases in maintenance and operating costs; uncertainties of litigation; labour disputes; timing of completion of capital or maintenance projects; currency and interest rate fluctuations; various events which could disrupt operations; and technological changes.

Legacy undertakes no obligation to update publicly or otherwise revise any forward-looking information, whether as a result of new information, future events or otherwise, or the foregoing list of factors affecting such information.

Management's discussion and analysis ("MD&A") should be read in conjunction with the consolidated financial statements and notes, which begin on page 25. The consolidated financial statements of Legacy Hotels Real Estate Investment Trust ("Legacy") are prepared in accordance with Canadian generally accepted accounting principles ("GAAP"). The consolidated financial statements and MD&A are presented in Canadian dollars unless otherwise stated.

The MD&A contains forward-looking information based on management's best estimates and the current operating environment. These forward-looking statements are related to, but not limited to, Legacy's operations, anticipated financial performance, business prospects and strategies. Forward-looking information typically contains statements with words such as "anticipate," "believe," "expect," "plan" or similar words suggesting future outcomes. Such forward-looking statements are subject to risks, uncertainties and other factors, which could cause actual results to differ materially from future results expressed, projected or implied by such forward-looking statements. Such factors include, but are not limited to economic, competitive and lodging industry conditions. A detailed description of these factors can be found in the section contained herein entitled "Risks and Uncertainties". Legacy disclaims any intention or obligation to update or revise any such forward-looking statements, whether as a result of new information, future events or otherwise.


CORPORATE STRUCTURE
Legacy Hotels Real Estate Investment Trust
Legacy EF Inc.
Legacy Hotels Corporation
Eau Claire Hotel Operating Trust
LHC Holdings (U.S.) Corporation

OVERVIEW OF OPERATIONS

Legacy's portfolio is comprised of 22 luxury and first-class hotels and resorts in Canada and one in Washington, D.C., consisting of over 10,000 guestrooms. Legacy's properties cater to an increasingly international customer base, attracting both business and leisure guests. The properties offer unique experiences, both in quality of service and through luxury and first-class accommodations and facilities.

Approximately 62% of gross revenue is generated from room occupancy and 32% is generated from food and beverage services. Other revenue streams such as retail operations, spa facilities, parking and laundry contribute the remainder of revenues earned by the properties. Legacy's direct operating expenses include labour, room expenses, food and beverage costs, property operations and maintenance, administration, advertising and utilities.

Legacy's portfolio is well-diversified with strength in both the leisure and business markets as well as the group and individual segments. As such, Legacy's performance is not dependent on any one of these segments. The addition of a U.S. hotel and leisure-oriented properties to Legacy's portfolio further diversifies the revenue base. These properties have a large U.S. and international clientele and therefore tend to realize higher room rates than their Canadian city centre counterparts.


REVENUE MIX
Individual
26%
Individual
11%
Group
Group
Business
Leisure

Legacy's objective is to provide stable and growing distributions to its unitholders while increasing unitholder value over the long term. Management intends to achieve this goal by associating its properties with well respected brands and growing its portfolio with the acquisition of high quality properties with stabilized cash flows. Hotel supply growth is expected to remain low over the next few years, which should help Legacy to maintain its operating performance and capitalize on a U.S. economic recovery.

BRANDING

Legacy's branding strategy consists of using recognizable brands to add to the prestige and performance of its properties. To this end, virtually all of its properties carry the brand names of Fairmont Hotels Inc. ("Fairmont") or Delta Hotels Limited ("Delta"). Other brands will also be used when management believes they best reflect the attributes of the property.

As at December 31, 2002, Fairmont managed Legacy's 11 luxury hotel properties, which contributed approximately 70% of Legacy's revenues. Fairmont manages a total of 41 luxury city centre and resort hotels including landmark properties such as The Fairmont San Francisco and The Fairmont Banff Springs. Legacy's association with Fairmont-branded properties in Canada, the U.S., Mexico, Bermuda, Barbados and the United Arab Emirates enhances its revenue opportunities through a consistent brand message and increased international recognition. Given Fairmont's guest base and the services its hotels offer, these luxury properties are able to command high room rates.

Delta manages 11 of Legacy's first-class hotels. Delta is Canada's largest first-class hotel management company. It presently manages and franchises 39 first-class urban and resort properties across Canada. Over the past several years, the quality of the Delta portfolio has improved through the addition of new contracts on full-service resorts as well as extensive renovation programs at its existing managed hotels.

Both the Fairmont and Delta brands provide Legacy with a platform for potential earnings growth and continued expansion through acquisitions of luxury and first-class properties in Canada and internationally.

Legacy has retained the Sheraton brand name on the recently acquired Sheraton Suites Calgary Eau Claire which was recently awarded the prestigious Starwood Select Best in Brand in North America for 2001, with the highest guest satisfaction score amongst Sheraton hotels. This hotel is viewed by many as being the leading first-class hotel in Calgary. This property operates under a franchise agreement with Fairmont providing management services.

Early in 2003, Legacy began a renovation program at the Four Points Hotel Toronto Airport, which will be re-branded as the Delta Toronto Airport West in March 2003. It is anticipated that these changes will enhance operating results through cost savings and improved revenue opportunities.

GROWTH

Legacy's main opportunity for growth is through the acquisition of high-quality properties with stable cash flows. Through such acquisitions, Legacy is able to further diversify its portfolio thereby reducing the variability of cash flows and earnings. New acquisitions will also allow Legacy to further mitigate the impact of business cycle fluctuations through a diverse geographical mix. Legacy's growth strategy is supported by its strategic alliance agreement with Fairmont Hotels & Resorts Inc. ("FHR"), its largest unitholder with an approximate 35% interest. Under this agreement, Legacy will receive the opportunity to participate in the acquisition of business and resort hotels. Additionally, Legacy is provided with a right of first offer in connection with any business or resort hotel that FHR is proposing to sell in Canada.

Legacy is also investing capital in selected profit-enhancing projects to improve operating performance at its hotels. By identifying and pursuing such opportunities, Legacy will strive to increase profit margins and cash flow from operations while improving the overall guest experience.

SIGNIFICANT ACQUISITIONS

In December 2002, Legacy acquired the Monarch Hotel in Washington, D.C. This transaction represented Legacy's first acquisition outside Canada and provided Legacy with additional geographical diversification. Ongoing economic weakness in the United States will have limited impact on our Washington property given that Legacy will receive additional cash flow support from Fairmont during the first three years of the new management agreement. In 2003, Legacy will invest in this property to complete guestroom renovations and add Fairmont Gold, Fairmont's *'hotel within a hotel.'*

In July 2002, Legacy acquired the Sheraton Suites Calgary Eau Claire, in Calgary, Alberta. This all-suite property is considered to be the leading, first-class property in the Calgary market and complementary to Legacy's luxury hotel in Calgary, The Fairmont Palliser.

In early 2001, The Fairmont Empress and Fairmont Le Château Frontenac were acquired from FHR. These two leisure-oriented properties allowed Legacy to expand into two major Canadian markets. Both properties attract a high percentage of leisure travellers, which further diversified Legacy's revenue mix.

RESULTS OF OPERATIONS

Year Ended December 31, 2002 compared to Year Ended December 31, 2001

Despite a challenging year, Legacy's geographical diversity and balanced customer mix helped it to realize solid operating results in 2002. Also, Legacy's revenue mix of leisure and business travel helped to minimize the impact of prolonged weakness in business travel. Legacy also benefited from its well-diversified Canadian portfolio, given the country's strong economy and the perception that Canada is a safe travel destination.


REVENUES
670
620
570
01
02
The Fairmont Washington, D.C. (December 2002)
The Fairmont Empress and Fairmont Le Château Frontenac (January 2002)
Sheraton Suites Calgary Eau Claire (July 2002 to December 2002)
Balance of the Portfolio

Legacy reported revenues of $647.6 million in 2002, up $40.8 million or 6.7% from $606.8 million in 2001. Recent acquisitions of the Sheraton Suites Calgary Eau Claire and The Fairmont Washington, D.C. and the full-year impact of The Fairmont Empress and Fairmont Le Château Frontenac contributed $18.1 million of this increase. Strong year-over-year results throughout the portfolio, particularly in the third quarter, contributed $22.7 million or 55.6% of the increase.

OPERATING STATISTICS

		2002		2001
RevPAR	$	**116.18**	$	112.40
ADR	$	**168.70**	$	166.07
Occupancy		**68.9%**		67.7%

RevPAR is defined as revenue per available room

ADR is defined as average daily rate

Operating statistics are based on the portfolio of properties as at December 31, 2002, as if owned for the entire periods presented.

RevPAR for the portfolio increased 3.4% to $116.18 in 2002 compared with $112.40 in 2001, resulting from a 1.2 point increase in occupancy and a 1.6% increase in ADR. At the Fairmont managed properties, RevPAR was $131.95 compared with $128.80 in 2001 due to a 1.5 point increase in occupancy. At the Delta managed properties, RevPAR was $87.26 up from $82.33 in 2001 due to a 5.0% increase in ADR. Management considers RevPAR, ADR and occupancy to be meaningful indicators of hotel operations, however, readers are cautioned that they are not defined measures of operating performance under GAAP. Legacy's calculation of RevPAR, ADR and occupancy may be different than those used by other lodging entities.


REVPAR
140
100
60
Delta
Fairmont
Total Portfolio
2001
2002

In 2002, properties in the province of Quebec experienced the largest RevPAR growth in the portfolio. The re-opening of the Palais de Congrès (convention centre) in Montreal in April 2002 led to a substantial increase in group business at the Delta Centre-Ville given its close proximity to the convention centre. This led to a RevPAR increase of 11.5% over 2001. In Quebec City, Fairmont Le Château Frontenac continues to show exceptional results with a year-over-year RevPAR improvements of 10.4%. The property is benefiting from its aggressive room rate strategy and a shift in its customer base as more U.S. travellers choose Quebec as a safe, clean vacation destination within driving distance.

The Fairmont Palliser and the Delta Calgary Airport both experienced RevPAR growth with year-over-year increases of 9.5% and 10.2%, respectively. Properties in and around Calgary benefited from a strong Alberta economy as well as from the G8 Summit held near Calgary this summer, which drew a large number of security and media personnel into the city.

The Vancouver market appears to have absorbed the substantial supply growth of recent years. RevPAR at The Fairmont Hotel Vancouver and The Fairmont Waterfront increased 1.0% and 5.8%, respectively.

The Fairmont Royal York produced a 2.1% increase in RevPAR largely due to stronger performance in September 2002 versus the prior year. The Delta Toronto East and the Four Points Hotel Toronto Airport performed at a level comparable to that of 2001. The Ottawa properties continued to struggle with decreases in RevPAR of 3.2% and 5.2% at The Fairmont Château Laurier and the Delta Ottawa Hotel and Suites, respectively. These properties suffered from mild winter temperatures, which reduced the scale of the 2002 Winterlude festivities. The Delta Ottawa Hotel and Suites also continues to struggle with weak demand due to the impact of layoffs and cutbacks at local high-tech companies. New supply in late 2001 also impacted 2002 performance.

Operating expenses increased to $428.0 million from $402.5 million in 2001. Additional operating costs of $10.0 million were incurred following the acquisitions of the Sheraton Suites Calgary Eau Claire and The Fairmont Washington, D.C. Results were also impacted by the inclusion of The Fairmont Empress and Fairmont Le Château Frontenac for the entire year which, combined, added $4.0 million in operating expenses. The balance of the increase resulted from the increased occupancy throughout the portfolio.


OPERATING EXPENSES
440
410
380
01
02
The Fairmont Washington, D.C. (December 2002)
The Fairmont Empress and Fairmont Le Château Frontenac (January 2002)
Sheraton Suites Calgary Eau Claire (July 2002 to December 2002)
Balance of the Portfolio

Gross operating profit increased to $219.6 million from $204.2 million in 2001. Gross operating margin, defined as gross operating profit as a percentage of revenues, increased to 33.9% in 2002 from 33.7% in 2001. Operating expenses include many variable costs, which vary with fluctuations in occupancy. As operations return to more normal levels over the long-term, costs become easier to manage, leading to improving operating margins.

Hotel management fees, both base and incentive, represented approximately 3.6% of revenues during 2002 compared to 3.4% in 2001. Base management fees increased proportionately with revenues while incentive fees increased as a result of improved performance at key properties.

Property taxes, rent and insurance increased by 16.2% to $50.3 million from $43.2 million in 2001. The January 2002 results for The Fairmont Empress and Fairmont Le Château Frontenac and the acquisitions of the Sheraton Suites Calgary Eau Claire and The Fairmont Washington, D.C. account for approximately $2.2 million of the year-over-year increase. The balance relates to insurance premiums, some of which more than doubled, and higher property tax assessments on many hotels. It is expected that property tax increases will not be as high over the next few years. Several property tax assessments are currently under appeal. The outcome of these appeals, with respect to both the amounts and the timing, is currently unknown. Legacy cannot predict the impact of future insurance rate increases.

Hotel EBITDA, defined as income before interest, taxes, amortization, advisory fees and other income and expenses, increased by $5.8 million or 4.1% to $146.0 million as compared to $140.2 million in 2001. Management considers hotel EBITDA to be a meaningful indicator of hotel operations, however, readers are cautioned that hotel EBITDA is not a defined measure of operating performance under GAAP. Legacy's calculation of hotel EBITDA may differ from the calculations used by other entities. Hotel EBITDA margin, defined as hotel EBITDA as a percentage of gross revenues, decreased to 22.5% from 23.1%. Operating margins are weaker as a result of large increases in fixed costs such as insurance and property taxes.

The net hotel EBITDA contribution from our portfolio growth through the year was minimal. The positive impact of the Sheraton Suites Calgary Eau Claire was offset by the inclusion of January earnings at The Fairmont Empress and Fairmont Le Château Frontenac and December earnings at The Fairmont Washington, D.C. These months are historically weak earning periods at these hotels and contributed negatively to hotel EBITDA in 2002.

Hotel EBITDA for the Delta Centre-Ville improved by $1.6 million in 2002 due to an increase in group travel caused by the re-opening of the Palais de Congrès. Improved results at Fairmont Le Château Frontenac contributed an additional $2.0 million. The balance of the increase in hotel EBITDA during the year is consistent with revenue improvements throughout the portfolio.

OTHER ITEMS

Amortization

In 2002, amortization was $36.1 million compared to $30.8 million in 2001. This increase is consistent with recent acquisition activity and higher capital spending in 2001, primarily at the two Winnipeg properties and The Fairmont Empress.

Interest Expense, Net

Interest expense of $48.6 million was up from $45.3 million in 2001. The increase is due to the full-year inclusion of the mortgages secured by The Fairmont Empress, Fairmont Le Château Frontenac and The Fairmont Royal York. These increases were partially offset by reduced interest expense resulting from the repurchase of debentures and increased interest revenue generated during the year.

Income Tax Expense (Recovery)

Current income tax expense represents large corporation taxes payable by subsidiary companies. The future tax recovery was $4.3 million in 2002 compared to $1.5 million in 2001. These recoveries were generated by subsidiary corporations of Legacy and will ultimately be passed on to unitholders through a reduction in the taxable portion of distributions.

Net Income

Net income for the year was $55.1 million, up $1.4 million or 2.6% from $53.7 million in 2001. Net income per unit and diluted net income per unit decreased to $0.50 from $0.66 in 2001 as a result of additional units issued throughout the year and due to the interest of the unsecured subordinated convertible debentures (the "Convertible Debentures"), which are accounted for as a priority distribution of net income.

QUARTERLY RESULTS

2002

(in millions of Canadian dollars, except per share amounts)	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	Total
Total revenues	$ 116.0	$ 177.2	$ 194.1	$ 160.3	$ 647.6
Hotel EBITDA	8.1	49.2	61.2	27.5	146.0
Net income (loss)	(15.6)	25.6	37.5	7.6	55.1
Distributable income (loss)	(13.0)	23.9	38.1	1.9	50.9
Net income (loss) per unit	(0.21)	0.27	0.40	0.04	0.50
Diluted net income (loss) per unit	(0.21)	0.25	0.37	0.04	0.50
Distributable income (loss) per unit	(0.16)	0.28	0.45	0.02	0.57
Diluted distributable income (loss) per unit	(0.16)	0.26	0.40	0.02	0.57
Distributions per unit	0.185	0.185	0.185	0.185	0.740

2001

(in millions of Canadian dollars, except per share amounts)	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	Total
Total revenues	$ 117.7	$ 170.3	$ 175.1	$ 143.7	$ 606.8
Hotel EBITDA	11.3	45.7	55.7	27.5	140.2
Net income (loss)	(8.5)	22.9	31.0	8.3	53.7
Distributable income (loss)	(5.6)	24.3	31.9	13.3	63.9
Net income (loss) and diluted net income (loss) per unit	(0.11)	0.28	0.38	0.10	0.66
Distributable income (loss) and diluted distributable income (loss) per unit	(0.07)	0.29	0.39	0.16	0.77
Distributions per unit	0.250	0.250	0.185	0.185	0.870

Due to the seasonal nature of the Legacy's operations, results are not consistent throughout the year. Revenues are typically higher in the second and third quarters versus the first and fourth quarters of the year in contrast to fixed costs such as amortization and interest, which are not significantly impacted by seasonal or short-term variations. Legacy believes that quarter-to-quarter comparisons of its results of past operations are not necessarily meaningful and should not be relied upon as any indication of future performance.

LIQUIDITY AND CAPITAL RESOURCES

Legacy generally uses cash from operations, debt facilities and equity financing to make acquisitions of individual hotels, to fund hotel and resort capital improvements and operating requirements and pay quarterly distributions. Cash and cash equivalents on hand at December 31, 2002 totalled $46.2 million, an increase of $31.5 million from 2001.

Legacy has several sources of funding available to it as outlined below:

Cash from operations

Legacy's operations typically generate cash flows that are used to fund upgrade capital expenditures, debt service, distributions to its unitholders and the cost of other profit-enhancing projects.

Lines of credit

Legacy has available to it lines of credit with major banking institutions to finance temporary shortfalls in cash resulting from business seasonality and the timing of large profit-enhancing projects. Such credit facilities may also be used to provide short-term bridge financing in the event of an acquisition.

Legacy has two unsecured credit facilities totalling $130 million, comprised of a $30 million revolving operating credit facility, designed to provide financing for the operations and a $100 million revolving acquisition credit facility, designed to provide financing for acquisitions and other capital investments. As at December 31, 2002, there were no amounts drawn under these facilities.

Issuing additional equity securities

Legacy is listed on the Toronto Stock Exchange giving Legacy the ability to raise, subject to market conditions, additional equity through the issuance of additional units or other equity instruments. Additional equity, when issued, is most often used to finance an acquisition or to repay debt.

Issuing long-term debt

Legacy also has the ability to raise funds by mortgaging its properties or by issuing other traditional debt securities. Legacy would typically use long-term debt financing to refinance existing debt or to finance acquisitions. The choice of debt instrument used would be a function of market conditions.

CONTRACTUAL COMMITMENTS

	Commitment Expiration per Period				
(in millions of Canadian dollars)	Total	<1 Year	1–3 Years	4–5 Years	After 5 Years
Standby letters of credit	$ 0.2	$ 0.2	–	–	–
Total	$ 0.2	$ 0.2	–	–	–

At December 31, 2002, Legacy's primary contractual obligations consisted of long-term debt obligations in the form of unsecured Series 1, 2 and 3 debentures as well as mortgages payable. Legacy has debentures payable totalling $312.2 million and $432.7 million in mortgages payable owing. Legacy intends to refinance these amounts as they mature.

CONTRACTUAL OBLIGATIONS

(in millions of Canadian dollars)	Payments Due by Period				
	Total	<1 Year	1–3 Years	4–5 Years	After 5 Years
Long-term debt	$ 744.9	$ 157.3	$ 133.6	$ 19.2	$ 434.8
Operating leases	57.9	9.5	16.2	13.7	18.5
Other long-term obligations	24.3	24.3	–	–	–
Total	$ 827.1	$ 191.1	$ 149.8	$ 32.9	$ 453.3

Legacy believes that the credit facilities, cash on hand and expected cash flow from operations, when combined with the potential to access the debt and equity markets, will allow it to finance all of its normal operating commitments and to achieve its growth objectives.

Operating Activities

For the year ended December 31, 2002, cash flow generated from operations was $90.6 million compared to $87.9 million in 2001. The increase in cash flow resulted primarily from higher hotel EBITDA. Accounts receivable at year-end increased by $6.4 million, mainly due to amounts owing from Fairmont regarding The Fairmont Washington, D.C. management contract, notwithstanding decreased accounts receivable balances throughout the portfolio as a result of more stringent credit controls. Increased prepaid expenses relate to higher insurance premiums and property taxes. Ending balances for accounts payable and accrued liabilities have increased primarily as a result of timing differences in periodic payments such as salaries.

Investing Activities

On December 4, 2002, Legacy completed its first acquisition outside of Canada with the purchase of the Monarch Hotel in Washington, D.C. which has since been renamed "The Fairmont Washington, D.C." Legacy acquired this hotel for a purchase price of $229.1 million plus $7.0 million in closing costs and the assumption of $0.8 million in working capital. The purchase was partially satisfied by the assumption of US$51.3 million of existing debt with the balance paid in cash.

On July 12, 2002, Legacy acquired the Sheraton Suites Calgary Eau Claire. The hotel was purchased with cash for an aggregate purchase price of $65.0 million plus $1.0 million in closing costs, less the assumption of a $0.6 million working capital deficit. As part of this acquisition, Legacy was entitled to receive $1.1 million from the vendor based on the net income of the property for the period June 1, 2002 to July 12, 2002, less interest on the cash portion of the purchase price and other adjustments. This amount was recorded as a reduction of the purchase price.

During the year, Legacy received a land transfer tax refund of $1.7 million relating to previous acquisitions. This amount has been accounted for through a reduction to fixed assets.

In 2002, the goodwill and future income taxes related to the acquisition of The Fairmont Empress and Fairmont Le Château Frontenac were reduced by $4.1 million each to account for substantially-enacted reductions in tax rates at the date of acquisition.

In October, Legacy entered into an agreement to purchase a AAA Five Diamond hotel located in the northwestern United States. The acquisition is contingent on a number of conditions and, if it proceeds, it is anticipated that the acquisition would close in mid-2003 at a purchase price of approximately US$100 million. In November 2002, Legacy deposited $4.0 million into escrow towards the purchase of the property.

Capital expenditures during the year totalled $50.4 million, down from $60.2 million in 2001. In 2001, capital expenditures were relatively high compared with previous years as a result of enhancements to properties acquired in 1999 and 2000. Approximately $18.5 million and $19.6 million was spent on profit-enhancing projects in 2002 and 2001, respectively, and $31.9 million and $40.6 million on upgrade capital during 2002 and 2001, respectively.


CAPITAL EXPENDITURES
65
40
15
01
02
Profit-enhancing
Upgrade

In 2002, expenditures on profit-enhancing projects included:

- Phase two of a multi-phase renovation program at Fairmont The Queen Elizabeth. This phase involved the continuation of guestroom upgrades, including Fairmont Gold guestrooms and lounge as well as renovations to the convention floor's Mansfield Wing. Phase three, which involves the completion of the convention floor renovations and upgrades to the lobby and additional guestrooms, began in the fourth quarter of 2002 and is scheduled for completion in the first half of 2003.
- Renovations to the lobby and restaurant at The Fairmont Winnipeg.
- Upgrades to The Fairmont Royal York's Imperial Room and Library Bar.
- The opening of Willow Stream the spa at The Fairmont Empress in January 2002. This new product expands Legacy's revenue base and represents its first investment in the full-service spa market.

Financing Activities

On November 21, 2002, Legacy completed a private placement of $100.0 million Series 3 senior unsecured debentures that mature on December 15, 2003. The net proceeds were used to replenish funds used to repay the Series 1B debentures, which matured on November 15, 2002 and for general corporate purposes.

On November 1, 2002, Legacy issued 19,500,000 units, of which 13,000,000 units were sold to the public and 6,500,000 units were issued to FHR, for net proceeds of $145.6 million. Legacy was not required to pay underwriter fees on the units issued to FHR. The proceeds were used to fund a portion of the purchase price of the Monarch Hotel in Washington, D.C., to fund the repayment of existing indebtedness and for general corporate purposes.

In 2002, Legacy issued an additional 691,438 units to a subsidiary of FHR through private placements, for reinvestment of dividends paid on the exchangeable shares, and 15,000 units through the exercise of options for combined proceeds of $6.0 million. Legacy also issued an additional 669,973 units through its Distribution Reinvestment Plan ("DRIP") for proceeds of $5.7 million. During the third quarter, FHR, Legacy's largest investor, confirmed that it would return to receiving cash distributions after four quarters of participation in the DRIP. In the fourth quarter, Legacy returned to the practice of purchasing units on the open market on behalf of unitholders participating in the DRIP rather than issuing new units from treasury and as such, no further units were issued during the fourth quarter.

On February 14, 2002, Legacy issued $150.0 million of 7.75% Convertible Debentures maturing on April 1, 2007. These debentures may be converted into units at the option of the holder at any time prior to maturity at a conversion price of $8.75 per Legacy unit, subject to certain adjustments, and may be redeemed by Legacy, in whole or in part, after April 1, 2004 provided that the current market price is at least 115% of the then current conversion price. Proceeds from the Convertible Debentures were used for $34.7 million of open market purchases of Series 1 and 2 debentures. The remainder of the proceeds were used for general purposes including the acquisition of the Sheraton Suites Calgary Eau Claire and for profit-enhancing projects. The Convertible Debentures have been classified as equity on the consolidated balance sheet since Legacy may elect to satisfy the interest and principal obligations through the issuance of Legacy units. Similarly, interest payments and issuance costs will be charged directly to retained earnings. These amounts, however are included in the calculation of distributable income and net income per unit.

DISTRIBUTIONS TO UNITHOLDERS

Distributable income is calculated as net income before special charges, plus depreciation and amortization less the capital replacement reserve and interest on the Convertible Debentures. Special charges and the capital replacement reserve are determined at the discretion of the Board of Trustees. Distributable income is not a defined measure of operating performance under GAAP and Legacy's calculation may differ from the calculations used by other entities.

Distributable income decreased to $50.9 million from $63.9 million in 2001. The distributions on the Convertible Debentures have been deducted from net income in the distributable income calculation for the current year and the one-time $6.4 million cash flow guarantee payment received in 2001 was added to the calculation in 2001. Also included in 2002 distributable income are the $1.7 million land transfer tax refund on prior period acquisitions, as approved by the Board of Trustees and the $1.1 million net income payment received from the vendor of the Sheraton Suites Calgary Eau Claire as it is taxable in 2002.

A portion of the proceeds from the Convertible Debentures was used to acquire the Sheraton Suites Calgary Eau Claire. The financing was obtained in February 2002, while the acquisition of the property did not occur until mid-July 2002. The delay in the use of funds had a negative impact on distributable income during the current year as Legacy did not receive the benefit from this hotel's operations for the full period for which the financing had been obtained. Management expects future operations from this hotel to be accretive to the portfolio.

Distributable income per unit and diluted distributable income per unit were also affected by the addition of 19,500,000 units issued in November 2002. A portion of the proceeds from the unit issuance was used to acquire The Fairmont Washington, D.C. which was acquired during its low season and contributed negatively to distributable income. Combined with the dilution of the additional units issued during the month of November, this acquisition negatively impacted distributable income per unit and diluted distributable income per unit. Management expects that this property's operations combined with the benefits offered through the new management contract with Fairmont will be accretive to Legacy's distributable income and per unit results.

Distributions and dividends in 2002 were $64.7 million or $0.74 per unit, representing a decrease of $0.13 per unit from 2001. Management expects to maintain the current level of distributions through 2003. Legacy distributed approximately 127.1% and 112.2% of distributable income in 2002 and 2001, respectively.

In 2002, approximately 45% of the total distribution is taxable to the recipient. The balance of the distribution is a return of capital thus reducing the adjusted cost base ("ACB") of a unit. The ACB is used by unitholders in calculating the capital gain or loss on the disposition of Legacy units, assuming that the units are held as capital property.

Based on the current portfolio, approximately 45% to 50% of the estimated 2003 distributions of $0.74 per unit will be taxable, with the balance being a return of capital for those units held as capital property. Additional investment activities may cause this estimate to vary.

TRANSACTIONS WITH FAIRMONT HOTELS & RESORTS INC.

Legacy has entered into several agreements with FHR and its subsidiaries to manage its hotels and to provide strategic advice and day-to-day administrative services.

Advisory Agreement

Fairmont provides operational and administrative services to Legacy and advises its Trustees regarding major decisions. In return for these services, Legacy pays an advisory fee equal to 0.4% of a defined asset base, an acquisition fee of 0.65% of the total acquisition price of any properties that it acquires and a disposition fee of 0.25% of the aggregate sale price of any properties sold. Legacy does not pay any fees on acquisitions or dispositions between the two entities, such as the purchase of The Fairmont Empress and Fairmont Le Château Frontenac.

Management Agreements

Legacy has entered into various long-term management contracts with FHR to manage all of its hotels. Pursuant to these management agreements, Legacy pays base management fees and incentive management fees. Base management fees typically range from 2.75% to 3% of total hotel revenues and incentive fees are calculated based on net operating income from hotel operations plus depreciation and amortization less capital replacement reserve, in excess of a threshold amount. The incentive fees for the 11 hotels initially acquired by Legacy ("Initial Portfolio") are calculated based on both the profitability of each of the hotels as well as the overall profitability of the Initial Portfolio. These amounts are consistent with those negotiated by FHR with its other third party owners.

Fairmont and Delta also provide central reservations, sales and marketing, central procurement, accounting, management information, employee training and other services for Legacy for which they are reimbursed on a cost recovery basis in accordance with the management agreements. This practice is consistent throughout the hotel industry.

Strategic Alliance Agreement

Legacy and FHR have entered into a strategic alliance agreement to co-operate in certain areas related to the purchase and sale of hotels, the development of new hotels that may be considered for investment by Legacy and other areas related to the ownership and management of hotels. This agreement gives Legacy the first opportunity to acquire any hotel or resort property in Canada that FHR owns or has the opportunity to acquire. Legacy considers this a key alliance as it provides Legacy with a pipeline of high-quality acquisition opportunities to which it may not otherwise be privy.

The Fairmont Washington, D.C.

In December 2002, Legacy entered into a long-term, incentive-based management contract for The Fairmont Washington, D.C. with FHR. In connection with Fairmont's securing the management contract on this property, Fairmont will pay a fixed amount to Legacy over a three-year period. Legacy has deferred this amount and will amortize it over the life of the management contract.

Also in connection with this transaction, Legacy and FHR entered into reciprocal loan agreements for US$67.6 million. The loans mature in October 2008 and bear interest at normal commercial rates payable quarterly in arrears. In the event that either Legacy or FHR does not make its required interest or principal payments, the other party is not required to make its payments either. The loans meet all the requirements for a right of setoff and as such, are presented on a net basis in the consolidated financial statements.

CRITICAL ACCOUNTING POLICIES

The preparation of financial statements and related disclosures in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses, and contingencies. Management bases its estimates on historical experience and on other assumptions that are believed at the time to be reasonable under the circumstances. Under different assumptions or conditions, the actual results may differ, potentially materially, from those previously estimated. Many of the conditions impacting these assumptions and estimates are outside of Legacy's control.

Management believes the following critical accounting policies require its most significant judgements and estimates in the preparation of its consolidated financial statements.

Amortization of property and equipment

Due to the relatively large proportion of property and equipment relative to total assets, the selection of the amortization method and length of amortization period could have a material impact on Legacy's operating results. Legacy amortizes its buildings using the sinking fund method, except for leasehold interests, which are amortized on a straight-line basis over the term of the lease. Under the sinking-fund method, the cost of a building is amortized over a maximum period of 40 years in a series of annual instalments increasing at a rate of 5%, compounded annually. Management believes that the sinking fund method is an appropriate measure of amortization given the nature of the underlying assets as well as the capital replacement reserve policy, which requires that approximately 4% to 5% of the respective hotel's annual revenues be directed towards its capital maintenance. It is also consistent with industry standards as it is used by a majority of other real estate investment trusts. Furniture, fixtures and equipment are amortized on a straight-line basis over the economic life of the asset.

Goodwill Impairment

A goodwill impairment test is performed on an annual basis and in certain circumstances between annual tests. These tests are based on a fair market value analysis of the reporting unit, which use such methods as undiscounted cash flow projections and peer comparisons of earnings multipliers. Based on its current operations and goodwill levels, management believes that it is unlikely that any future goodwill impairment will be required. However, in response to unanticipated changes in industry and market conditions, Legacy may be required to consider restructuring, disposing or otherwise exiting certain operations, which could result in an impairment of goodwill.

Income Taxes

Legacy's corporate subsidiaries account for income taxes using the liability method. Under this method, future tax assets and liabilities are recognized based on differences between the bases of assets and liabilities used for financial statement and income tax purposes, using substantively enacted tax rates. Legacy's subsidiaries have approximately $24.7 million in non-capital tax loss carry forwards. Ultimately, these losses will reduce the taxable portion of unitholder distributions. Management has assumed that the subsidiaries will be able to use all of their non-capital loss carry forwards prior to their expiration and has therefore recorded a future tax asset for virtually all such loss carry forward balances. In the event that future earnings do not meet managements' projections, it may be necessary to write down this amount.

Valuation of Long-Lived Assets

Legacy evaluates the carrying value of each of its long-lived assets for impairment when events or circumstances indicate that the carrying amount of an asset may not be recoverable. Long-lived assets are written down to the net recoverable amount when declines in value are considered to be other than temporary, based upon expected cash flows of the respective long-lived asset. Management believes that asset impairment would be unlikely due to the quality of its properties.

CHANGES IN ACCOUNTING POLICIES

On January 1, 2002, Legacy adopted the new CICA accounting standards with respect to goodwill and other intangible assets. Under these standards, goodwill and other intangible assets with indefinite lives are no longer amortized, but are subject to impairment tests on at least an annual basis. Legacy completed its impairment testing as at January 1, 2002 and concluded that there was no impairment in these assets.

Guidance on the disclosure of guarantees was issued by the CICA that will require Legacy to disclose key information about certain types of guarantee contracts that require payments contingent on specified types of future events starting in 2003. Disclosures include the nature of the guarantee, how it arose, events or circumstances that would trigger performance under the guarantee, the maximum potential future payments under the guarantee, the carrying amount of the related liability, and information about recourse or collateral. Management does not expect additional disclosure on this issue as Legacy typically does not engage in the practice of using such guarantees.

New guidance issued by the CICA on the impairment of long-lived assets establishes standards for the recognition, measurement and disclosure of impairments and replaces the current write-down provisions. These changes will be effective for Legacy starting in 2004. Under the new standards, a two-step process will determine the impairment of long-lived assets held for use, with the first step determining when impairment is recognized and the second step measuring the amount of the impairment. An impairment loss is recognized when the carrying amount of a long-lived asset exceeds the sum of the undiscounted cash flows expected to result from its use and eventual disposition. An impairment loss is measured as the amount by which the long-lived asset's carrying amount exceeds its fair value. To test for and measure impairment, long-lived assets are grouped at the lowest level for which identifiable cash flows are largely independent.

In December 2001, the CICA issued guidance on accounting for hedging relationships. These guidelines specify the circumstances in which hedge accounting is appropriate, including the identification, documentation, designation and effectiveness of hedges and also the discontinuance of hedge accounting. Early adoption of these guidelines is permissible however, Legacy will not be implementing them until 2004. At December 31, 2002, there are no interest rate or currency hedging transactions outstanding.

RISKS AND UNCERTAINTIES

This section describes the major risks associated with Legacy's operations. If any event arising from these risks were to occur, Legacy's business, prospects, financial condition, results of operations or cash flows could be materially adversely affected.

Hotel Industry

Hotel ownership is subject to risks inherent in the industry. The industry is subject to changes in general and local economic conditions, seasonal variations in cash flow, overbuilding of new hotels, varying demand levels for rooms and related services, changes in the availability and cost of labour, currency fluctuations as well as technology and service requirements. The industry is highly competitive, with hotels competing not only in their local markets against similar classes of hotels, but competing nationally and internationally against limited and full service hotels.

World events have had an impact on our industry.

As a result of the terrorist acts that occurred on September 11, 2001, there has been a disruption in domestic and international travel. These terrorist acts and travel disruptions have resulted in decreased customer visitation to some of our properties and may continue to affect the industry. Further terrorist acts or military action could significantly impact Legacy's future operations.

Real Property Ownership and Growth Opportunities

Significant fixed expenditures, including property taxes, maintenance costs, debt service costs and land and building lease costs are incurred regardless of income produced. Legacy may also be subject to risks associated with debt refinancing, as new interest rates and covenants are subject to market conditions and may not be as favourable as existing terms.

Environmental Matters

Environmental and ecological legislation and policies have become increasingly important in recent years. Under various laws, Legacy could become liable for costs of removal or remediation of certain hazardous or toxic substances released on, in or from its properties or disposed of at other locations. Site remediation may be required as a result of private lawsuits or interventions by government regulators through site designations and clean-up orders. The standard of site remediation may vary depending on the use designations on the subject and surrounding lands.

Organizations and persons who arrange for the disposal or treatment of hazardous or toxic substances may also be liable for the costs of removal or remediation of such substances at the disposal or treatment facility, whether or not such facility is or ever was owned or operated by such person. The failure to remove or remediate such substances, if any, may adversely affect an owner's ability to sell such real estate or to borrow using such real estate as collateral, and could potentially also result in claims against the owner by private plaintiffs.

It is Legacy's operating policy to obtain a Phase I environmental assessment, conducted by an independent and experienced environmental consultant, prior to acquiring a property. Legacy intends to continue to monitor and address environmental matters and has a comprehensive environmental management program to ensure risks are minimized.

Labour Relations

Approximately 5,000 of Legacy's 8,300 employees are unionized. This affects 15 of Legacy's 23 properties. In 2002, eight hotels had labour contracts expire, seven of which were settled at what management believes were prevailing market rates during the year. Negotiations are continuing at Fairmont Le Château Frontenac following its contract expiration late in 2002. Four properties have contracts which expire in 2003: The Fairmont Palliser; The Fairmont Winnipeg; Delta Ottawa Hotel and Suites; and Delta Beauséjour. Although it is not possible to predict the outcome of negotiations, management is hopeful that negotiated contracts will be reached without disruption.

MANAGEMENT'S RESPONSIBILITY FOR FINANCIAL REPORTING

The information in this Annual Report is the responsibility of management. The consolidated financial statements have been prepared by management in accordance with Canadian generally accepted accounting principles and include certain amounts based on management's best estimates and careful judgement.

Management maintains a system of internal controls to provide reasonable assurance that assets are safeguarded and that transactions are authorized, recorded and reported properly. To augment the internal control system, Legacy maintains a program of internal audits covering significant aspects of the operations and the internal audit department reports its findings and recommendations to management and the Audit Committee of the Board of Trustees.

The Board of Trustees carries out its responsibility for the consolidated financial statements principally through its Audit Committee, consisting of three members, the majority being Independent Trustees. This Committee reviews the consolidated financial statements with management and the independent auditors prior to submission to the Board for approval. It also reviews the recommendations of both the independent and internal auditors for improvements to internal controls as well as the actions of management to implement such recommendations.





William R. Fatt
Vice Chairman and
Chief Executive Officer

M. Jerry Patava
Executive Vice President,
Chief Financial Officer and Treasurer

Toronto, Ontario
January 21, 2003

AUDITORS' REPORT

TO THE UNITHOLDERS OF LEGACY HOTELS REAL ESTATE INVESTMENT TRUST

We have audited the consolidated balance sheets of Legacy Hotels Real Estate Investment Trust ("Legacy") as at December 31, 2002 and 2001 and the consolidated statements of income, deficit and cash flows for the years then ended. These financial statements are the responsibility of Legacy's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of Legacy as at December 31, 2002 and 2001 and the results of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.



Chartered Accountants
Toronto, Ontario
January 21, 2003

CONSOLIDATED BALANCE SHEETS

As at December 31 (in thousands of Canadian dollars)

	2002	2001
ASSETS		
Current assets		
Cash and cash equivalents	$ 46,224	$ 14,696
Accounts receivable	41,446	35,037
Inventory	6,211	5,102
Prepaid expenses	5,014	2,968
	98,895	57,803
Property and equipment *(note 4)*	1,745,667	1,432,257
Goodwill *(notes 2 and 3)*	35,425	39,516
Other assets	28,174	12,285
Future income taxes	1,083	–
	$ 1,909,244	$ 1,541,861
LIABILITIES		
Current liabilities		
Accounts payable and accrued liabilities	$ 67,925	$ 63,482
Accrued distributions on convertible debentures	2,946	–
Current portion of long-term debt *(note 6)*	157,295	105,048
Other	132	132
	228,298	168,662
Long-term debt *(note 6)*	587,613	576,777
Other liabilities	22,012	2,344
Future income taxes *(note 7)*	38,495	48,606
	876,418	796,389
UNITHOLDERS' INTEREST *(NOTE 8)*		
Units	795,682	638,342
Contributed surplus	49	49
Exchangeable shares	126,420	126,420
Convertible debentures	145,931	–
Foreign currency translation adjustments	2,246	–
Deficit	(37,502)	(19,339)
	1,032,826	745,472
	$ 1,909,244	$ 1,541,861

The accompanying notes are an integral part of these consolidated financial statements.

Approved by the Board of Trustees





William R. Fatt
Trustee

Bryce W. Douglas
Trustee

CONSOLIDATED STATEMENTS OF INCOME

For the years ended December 31 (in thousands of Canadian dollars, except per unit amounts)

	2002	2001
Revenues		
Room	$ 402,177	$ 374,459
Food and beverage	208,963	197,185
Other	36,489	35,145
	647,629	606,789
Operating expenses	428,048	402,546
Gross operating profit	219,581	204,243
Hotel management fees *(note 15)*	23,306	20,777
Property taxes, rent and insurance	50,250	43,232
Operating income from hotel operations before undernoted items	146,025	140,234
Other expenses		
Amortization of property and equipment	36,108	30,846
Advisory fees *(note 15)*	7,152	6,264
Restructuring costs	–	1,718
Other	2,812	2,321
Income before interest expense, income tax expense (recovery) and goodwill amortization	99,953	99,085
Interest expense, net *(note 10)*	48,599	45,340
Income before income tax expense (recovery) and goodwill amortization	51,354	53,745
Income tax expense (recovery) *(note 7)*		
Current	560	492
Future	(4,311)	(1,538)
	(3,751)	(1,046)
Income before goodwill amortization	55,105	54,791
Goodwill amortization *(note 2)*	–	1,059
Net income for the year	$ 55,105	$ 53,732
Basic net income per unit *(note 11)*	$ 0.50	$ 0.66
Diluted net income per unit *(note 11)*	$ 0.50	$ 0.66

CONSOLIDATED STATEMENTS OF DEFICIT

For the years ended December 31 (in thousands of Canadian dollars)

	2002	2001
Deficit – beginning of year	$ (19,339)	$ (4,593)
Net income for the year	55,105	53,732
Distributions in the year	(53,777)	(58,850)
Dividends on exchangeable shares	(7,757)	(9,278)
Part VI.1 tax on exchangeable share dividends	(3,121)	(3,510)
Part VI.1 tax deduction	2,792	3,160
Accretion of convertible debenture issuance costs *(note 8)*	(1,181)	–
Distributions on convertible debentures *(note 8)*	(10,224)	–
Deficit – end of year	$ (37,502)	$ (19,339)

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

For the years ended December 31 (in thousands of Canadian dollars)

	2002	2001
CASH PROVIDED BY (USED IN)		
OPERATING ACTIVITIES		
Net income for the year	$ 55,105	$ 53,732
Items not affecting cash		
Amortization of property and equipment	36,108	30,846
Goodwill amortization	–	1,059
Gain on settlement of debentures	(127)	–
Part VI.1 tax	(3,121)	(3,510)
Future income taxes	(4,311)	(1,538)
Other	2,422	1,382
Changes in non-cash working capital *(note 13)*	4,477	5,968
	90,553	87,939
INVESTING ACTIVITIES		
Acquisitions *(note 3)*	(219,991)	(181,711)
Land transfer tax refund *(note 3)*	1,685	–
Additions to property and equipment	(50,397)	(60,236)
Proceeds from sale of property and equipment	151	106
Other assets	(6,741)	(4,300)
	(275,293)	(246,141)
FINANCING ACTIVITIES		
Distributions	(53,777)	(58,850)
Dividends on exchangeable shares	(7,757)	(9,278)
Distributions on convertible debentures	(7,278)	–
Net proceeds from unit issuance *(note 8)*	157,340	7,284
Net proceeds from convertible debentures	144,750	–
Net proceeds from new debentures issued	98,750	–
Repurchase of debentures for cancellation	(34,598)	–
Repayment of debentures	(78,075)	–
Net proceeds from mortgages	–	351,500
Mortgage payments	(5,201)	(2,219)
Decrease in bank loans	–	(109,676)
Other	(132)	(132)
	214,022	178,629
Translation adjustments	2,246	–
Increase in cash balance during the year	31,528	20,427
Cash and cash equivalents (bank indebtedness) – beginning of year	14,696	(5,731)
Cash and cash equivalents – end of year	$ 46,224	$ 14,696
SUPPLEMENTAL DISCLOSURE		
Income taxes paid *(note 7)*	$ 7,832	$ 162
Interest paid	$ 49,500	$ 43,117

The accompanying notes are an integral part of these consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2002 and 2001 (in thousands of Canadian dollars, except per unit amounts)

1. BASIS OF PRESENTATION

Legacy Hotels Real Estate Investment Trust ("Legacy"), is an unincorporated closed-end real estate investment trust created by a declaration of trust dated as of September 11, 1997, amended and restated as of October 29, 1997 and further amended as of December 4, 2000 (the "Declaration of Trust"). Legacy commenced its operations on November 10, 1997 upon the completion of its initial public offering and a simultaneous offering of Series 1 Debentures. Upon the completion of these offerings, Legacy acquired interests in 11 first-class and luxury full-service city centre hotels (the "Initial Hotel Portfolio") from a subsidiary of Fairmont Hotels & Resorts Inc. ("FHR"). Legacy has since acquired interests in 12 additional hotels.

All of Legacy's properties are managed by subsidiaries of FHR under long-term management agreements. In addition, FHR provides operational and administrative services to Legacy under an advisory agreement. All such agreements between Legacy and FHR are detailed in note 14. FHR currently owns an approximate 35% interest in Legacy.

The operations of Legacy, including its strategy, investments and management, are subject to the general direction and control of its Trustees. A majority of the Trustees must be independent of Legacy and FHR or any of their affiliates.

The hotel portfolio consists of 23 hotels of which 22 are located in 14 Canadian cities throughout nine provinces. The remaining hotel is located in Washington, D.C. The majority of the properties are owned by Legacy except for the Delta Calgary Airport, the Delta Halifax, the Delta Barrington, the Delta Beauséjour and the Delta Ottawa Hotel and Suites, in which Legacy holds leasehold interests.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles ("GAAP") in all material respects and reflect the following policies:

Principles of consolidation

The consolidated financial statements include the results of operations of Legacy and its subsidiaries, the hotel holding companies, Legacy Hotels Corporation ("LHC"), Legacy EF Inc. ("EF"), Eau Claire Hotel Operating Trust ("ECHOT") and LHC Holdings (U.S.) Corporation ("LHCUS"), all of which are wholly owned by Legacy.

Foreign currency translation

Foreign currency assets and liabilities of Legacy's operations are translated at the rate of exchange in effect at the balance sheet dates for monetary items and at the historical exchange rates for non-monetary items. Foreign currency revenues and expenses are translated at the exchange rate in effect on the dates of the related transactions. Gains and losses resulting from the translation of assets and liabilities denominated in foreign currencies are included in income.

The accounts of Legacy and its self-sustaining subsidiaries, where the functional currency is other than the Canadian dollar, are translated using the period-end exchange rate for assets and liabilities and the average exchange rates in effect for the period for revenues and expenses. Exchange gains or losses arising from translation are deferred and included under unitholders' equity as foreign currency translation adjustments.

Revenue recognition

Revenues from hotel operations are recognized when services are provided and ultimate collection is reasonably assured.

Cash and cash equivalents

Cash equivalents consist of short-term investments that are highly liquid and have initial terms to maturity of three months or less.

Inventory

Inventory is valued at the lower of cost, determined on a first-in, first-out basis, and replacement value.

Property and equipment

Property and equipment are recorded at cost. Legacy's policy is to capitalize major renewals and replacements and interest incurred during the renovation period of major renovations to existing facilities costing over $1,000. Interest is capitalized based on the borrowing rate of debt for the project or, if no specific financing is obtained, Legacy's average cost of borrowing. Maintenance, repairs and minor renewals and replacements are charged against income when incurred.

Amortization is provided at rates designed to write off the assets over their estimated economic lives, except for buildings on leased land, which are amortized over the lesser of the term of the lease, including options, and the economic life of the building.

The unamortized portions of property and equipment are reviewed regularly and compared with their net recoverable amounts. Based on management's projected undiscounted future cash flows from the related operations, any impairment in value is recorded as a charge to income. The annual rates of amortization are as follows:

Buildings	20 – 40 years sinking-fund
Furniture, fixtures and equipment	5 – 17 years straight-line
Leasehold interests	over term of the leases

Under the sinking-fund method, the cost of a building is amortized over a maximum period of 40 years in a series of annual instalments increasing at the rate of 5%, compounded annually.

The cost of the initial complement of circulating operating equipment such as linen, china, glassware and silverware is capitalized and then amortized over a period of 36 months. Replacements are expensed when placed in service.

Goodwill

Goodwill represents the excess of purchase price over the fair value of identifiable assets acquired in a purchase business combination.

Effective January 1, 2002, Legacy no longer amortizes goodwill, but it is subject to impairment tests on at least an annual basis (see Changes in Accounting Policies). Legacy performs such impairment test on at least an annual basis and additionally, whenever events and changes in circumstances suggest that the carrying amount may not be recoverable. Impairment of goodwill is tested at the reporting unit level by comparing the reporting unit's carrying amount, including goodwill, to the fair value of the reporting unit. The fair value of the reporting unit is estimated using a combination of the income or discounted cash flows approach and the market approach, which utilizes comparable companies' data. If the carrying amount of the reporting unit exceeds its fair value, then a second step is performed to measure the amount of impairment loss, if any. Any impairment loss would be expensed in the consolidated statements of income.

Debt discount and other issuance expenses

Debt discount and other issuance expenses are included as other assets and amortized over the term of the related debt.

Income taxes

Legacy is taxed as a mutual fund trust for income tax purposes. Pursuant to the Declaration of Trust, all of the taxable income earned directly by Legacy in the year is distributable to unitholders and such distributions are deducted for income tax purposes. Consequently, no provision for income taxes under the liability method of accounting for income taxes is required for Legacy.

Legacy's subsidiaries also use the liability method to account for income taxes. Under this method, future income tax assets and liabilities are determined based on the differences between the financial reporting and tax bases of assets and liabilities, and are measured using the substantively-enacted income tax rates and laws that are expected to be in effect in the years in which the future income tax assets or liabilities are expected to be settled or realized. The effect of changes in income tax rates on future income tax assets and liabilities is recognized in the period that the change occurs.

Financial instruments

Legacy may use derivative products from time to time to hedge its exposure to interest rate movements when anticipated financing transactions are probable and the significant characteristics and expected terms of the financing transactions have been identified. Any gain or loss as a result of the hedging is deferred and amortized as an adjustment to interest expense over the life of the hedged financing instrument. If at any point a hedging transaction no longer meets the criteria of a hedge, any gain or loss is recognized in current earnings.

Unit options

Legacy has not recognized compensation expense for unit options granted to officers and employees in the consolidated statements of income, but has made pro forma disclosures of net earnings and earnings per unit as if the fair value based accounting method had been used to account for unit-based compensation for any options granted after January 1, 2002. Any cash paid by the employee on the exercise of unit options is credited to unitholders' interest.

Net income per unit

Net income per unit is calculated using the weighted-average number of units outstanding during the year. The dilutive effect on net income per unit resulting from the options outstanding under the unit option plan is calculated using the treasury stock method.

Use of estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and revenues and expenses for the reporting period. Actual results could differ from those estimates.

Comparative figures

Certain of the prior year's figures have been reclassified to conform with the presentation adopted in 2002.

Change in accounting policies

Goodwill

On January 1, 2002, Legacy adopted the new recommendations of The Canadian Institute of Chartered Accountants ("CICA") with respect to goodwill and other intangible assets. Under the new recommendations, goodwill and intangible assets with indefinite lives are no longer amortized, but are subject to impairment tests on at least an annual basis. Any impairment of goodwill or other intangible assets is expensed in the period of impairment. The recommendations of this new policy have been applied prospectively.

Legacy has completed its impairment testing on the balance of goodwill as at January 1, 2002. As a result of this testing, there were no impairment losses. In addition, upon adoption of these recommendations it was determined that no reclassifications of goodwill were required under CICA recommendations on business combinations.

A reconciliation of previously reported net income, net income per unit and diluted net income per unit to the amounts adjusted for the exclusion of goodwill amortization is as follows:

		2002		2001
Net income	$	55,105	$	53,732
Goodwill amortization		–		1,059
Adjusted net income	$	55,105	$	54,791
Basic net income per unit	$	0.50	$	0.66
Goodwill amortization per unit		–		0.02
Adjusted basic net income per unit	$	0.50	$	0.68
Diluted net income per unit	$	0.50	$	0.66
Goodwill amortization per unit		–		0.02
Adjusted diluted net income per unit	$	0.50	$	0.68

3. ACQUISITIONS

Legacy completed the following acquisitions in 2002:

On December 4, 2002, Legacy acquired the assets of the Monarch Hotel in Washington, D.C. The hotel was acquired for a purchase price of $229,100 plus $7,017 in closing costs and the assumption of $751 in working capital. The purchase was partially satisfied by the assumption of existing debt in the amount of US$51,319 and the balance was paid in cash. The purchase price equation has not yet been finalized. On December 11, 2002, this hotel was renamed The Fairmont Washington, D.C.

On July 12, 2002, Legacy finalized the acquisition of the Sheraton Suites Calgary Eau Claire in Calgary, Alberta. The hotel was purchased with cash for an aggregate purchase price of $65,000 plus $950 in closing costs less the assumption of a $633 working capital deficit. Legacy was entitled to receive an amount from the vendor based on the net income from the Sheraton Suites Calgary Eau Claire for the period from June 1, 2002 to July 12, 2002 less interest on the cash portion of the purchase price. During this period, Legacy earned a net amount of $1,110. This amount is taxable and therefore has been included in distributable income. Under GAAP however, this amount has been treated as an adjustment to the purchase price.

The purchase price of each of the 2002 acquisitions has been allocated to the tangible assets acquired and liabilities assumed on the basis of their respective estimated fair values on the acquisition date. The purchase prices have been allocated as follows:

	The Fairmont Washington, D.C.	Sheraton Suites Calgary Eau Claire
Working capital (deficit)	$ 751	$ (633)
Land	48,873	6,981
Buildings	173,501	51,859
Furniture, fixtures and equipment	13,743	6,000
Mortgage and long-term debt	(81,084)	–
	$ 155,784	$ 64,207

Legacy completed the following acquisitions in 2001:

On February 1, 2001, Legacy acquired The Fairmont Empress located in Victoria, British Columbia and Fairmont Le Château Frontenac located in Quebec City, Quebec.

The purchase price has been allocated as follows:

	Total
Working capital deficit	$ (1,904)
Land	29,240
Buildings	270,415
Furniture, fixtures and equipment	11,769
Other assets	5,012
Goodwill	40,575
Future income taxes	(46,975)
	$ 308,132

The Fairmont Empress and Fairmont Le Château Frontenac were purchased for an aggregate purchase price of $305,000 plus $11,436 in closing costs less the assumption of a $1,904 working capital deficit from FHR. Under an agreement with FHR, Legacy subsequently received $6,400 as a purchase price adjustment since certain performance measures were not met. The purchase price was satisfied by the issuance of 14.7 million exchangeable shares of EF at a price of $8.60 per share for $126,420 and the balance of the purchase price was paid in cash. This acquisition was financed through a $111,000, 8.54% mortgage on Fairmont Le Château Frontenac and a $78,000, 7.86% mortgage on The Fairmont Empress. Both mortgages will mature in March 2011.

In 2002, the goodwill and future income taxes related to this acquisition were reduced by $4,091 each to account for substantially enacted tax rates at the date of acquisition.

During the year, Legacy received a land transfer tax refund of $1,685 relating to previous acquisitions. This amount is taxable and therefore has been included in distributable income.

4. PROPERTY AND EQUIPMENT

			2002			2001
	Cost	Accumulated amortization	Net	Cost	Accumulated amortization	Net
Land	$ 192,061	$ –	$ 192,061	$ 136,282	$ –	$ 136,282
Buildings	1,443,151	48,198	1,394,953	1,189,506	34,915	1,154,591
Furniture, fixtures and equipment	212,815	71,832	140,983	172,987	50,094	122,893
Leasehold interests	22,674	5,004	17,670	22,408	3,917	18,491
	$ 1,870,701	$ 125,034	$ 1,745,667	$ 1,521,183	$ 88,926	$ 1,432,257

5. BANK LOANS

LHC has a $30,000 revolving operating credit facility designed to provide financing for the operations and Legacy has a $100,000 revolving acquisition credit facility designed to provide financing for acquisitions and other capital investments. These credit facilities are unsecured. As at December 31, 2002, there were no amounts drawn under these facilities.

6. LONG-TERM DEBT

The components of the balance are as follows:

	2002	2001
5.93%, Series 1B Debentures, due November 2002	$ –	$ 100,000
6.34%, Series 1C Debentures, due November 2004	70,000	75,000
7.08%, Series 1D Debentures, due June 2008	45,000	50,000
6.30%, Series 2A Debentures, due December 2003	50,000	50,000
6.65%, Series 2B Debentures, due December 2005	47,200	50,000
Floating rate, Series 3 Debentures, due December 15, 2003	100,000	–
7.96%, mortgage payable, due November 2011	160,125	162,324
8.54%, mortgage payable, due March 2011	108,533	109,987
7.86%, mortgage payable, due March 2011	76,081	77,209
11.00%, mortgage payable, due March 2010	7,038	7,305
6.84%, mortgage payable, due October 2008	74,260	–
6.84%, mezzanine loan, due May 2006	6,671	–
	744,908	681,825
Less: Current portion of long-term debt	157,295	105,048
	$ 587,613	$ 576,777

Long-term debt is payable as follows:

2003	$ 157,295
2004	77,870
2005	55,724
2006	9,215
2007	9,964
Thereafter	434,840
	$ 744,908

Debentures

As at December 31, 2002, the unsecured Series 1 and Series 2 Debentures bear a weighted-average annual interest rate of 6.63% and 6.47%, respectively. Interest is payable semi-annually in arrears. The unsecured Series 3 Debentures bear interest at a floating rate equal to the bankers' acceptance rate plus 275 basis points, subject to certain adjustments, payable monthly in arrears.

The Series 2A Debentures are not redeemable prior to maturity. The Series 1C, Series 1D and Series 2B Debentures may be redeemed, in whole or in part, at any time, at the option of Legacy, at a redemption price equal to the greater of par and the price of the debentures to yield the appropriate Government of Canada bond rate plus accrued and unpaid interest. The Series 3 Debentures may be redeemed, in whole or in part, beginning March 15, 2003 at an initial redemption price equal to 102.25% of the principal and decreasing to 100.25% of the principal amount by November 15, 2003.

The debentures are direct senior unsecured obligations of Legacy and rank equally with each other and with each series of the outstanding debentures and, subject to statutory preferred exceptions, all other present and future unsecured and unsubordinated indebtedness of Legacy.

New issues of long-term debt are subject to restrictions as to debt ratio and interest coverage as defined in the Trust Indenture. The Trust Indenture also imposes certain restrictions on Legacy and specific subsidiaries relating to the ability to incur debt, pledge assets as security and make distributions other than normal distributions. All such conditions were met during 2002 and 2001.

In addition to these covenants, the Declaration of Trust provides that Legacy shall not incur or assume any indebtedness if, after giving effect to the incurrence or assumption of such indebtedness, the total indebtedness of Legacy on a consolidated basis would exceed 50% of a defined asset base. The Declaration of Trust also provides that at no time shall indebtedness (other than trade payables, accrued expenses and distributions payable) aggregating more than 15% of the asset base be at floating interest rates or have maturities of less than one year, not including that portion of long-term debt falling due in the next 12 months.

Mortgages payable

The mortgages payable are secured by the assets of The Fairmont Royal York, Fairmont Le Château Frontenac, The Fairmont Empress, Delta Centre-Ville and The Fairmont Washington, D.C. Interest is compounded semi-annually and payable monthly, except for the mortgage payable secured by The Fairmont Washington, D.C. and the mezzanine loan which are denominated in U.S. dollars with interest compounded monthly on a 360-day basis and payable monthly.

7. INCOME TAXES

Legacy's corporate subsidiaries account for income taxes under the liability method as described in note 2. These companies were subject to tax on taxable income in 2002 at an effective income tax rate of approximately 38%. Current taxes consist solely of the large corporations tax expense. To the extent that any Part VI.1 taxes are paid, a deduction in determining taxable income equal to 9/4 of the Part VI.1 taxes is available.

As at December 31, 2002, Legacy's subsidiary corporations had approximately $24,700 of non-capital losses available to reduce future taxable income through 2017.

8. UNITHOLDERS' INTEREST

Units

	2002			2001		
	Number of units *(thousands)*			Number of units *(thousands)*		
Outstanding – beginning of year	**68,484**	**$**	**638,342**	67,497	$	631,058
Issued for cash						
Equity offering	**19,500**		**145,646**	–		–
Dividend reinvestment plan	**670**		**5,722**	677		5,150
Exercise of options	**15**		**108**	25		156
Other	**691**		**5,864**	285		1,978
Outstanding – end of year	**89,360**	**$**	**795,682**	68,484	$	638,342

On November 1, 2002, Legacy issued 19,500,000 units, of which approximately 13,000,000 units were sold to the public and approximately 6,500,000 units were issued to a wholly owned subsidiary of FHR. In 2002, Legacy issued 691,438 units to a subsidiary of FHR through three private placements for proceeds of $5,864. In 2001, Legacy issued 284,635 units to a subsidiary of FHR through a private placement for proceeds of $1,978.

Each unit represents a unitholder's proportionate undivided beneficial interest in Legacy and confers the right to one vote at any meeting of unitholders and to participate pro rata in any distributions by Legacy and, in the event of termination of Legacy, in the net assets of Legacy remaining after satisfaction of all liabilities.

Legacy has a distribution reinvestment plan, which permits participants to acquire additional units of Legacy by reinvesting cash distributions paid on units they hold.

Exchangeable shares

The exchangeable shares are entitled to a per share dividend equal to the ordinary unit distribution, less Part VI.1 taxes payable by EF as a result of paying these dividends. Each exchangeable share is retractable at the fair market value of a Legacy unit after a minimum holding period of five years. The exchangeable shares are tied to voting certificates issued by Legacy that are entitled to one vote per voting certificate at meetings of unitholders.

Convertible debentures

On February 14, 2002, Legacy issued $150,000 of 7.75% unsecured, subordinated, convertible debentures maturing on April 1, 2007 (the "Convertible Debentures"). The Convertible Debentures may be converted into Legacy units at the option of the holder at any time prior to maturity at a conversion price of $8.75 per Legacy unit, subject to certain adjustments in accordance with the terms of the Trust Indenture governing the terms of the Convertible Debentures. The Convertible Debentures may not be redeemed by Legacy prior to April 1, 2004. Thereafter, the Convertible Debentures may be redeemed by Legacy, in whole at any time or in part from time to time, on at least 30 days' notice at a redemption price equal to par plus accrued and unpaid interest, provided that the current market price is at least 115% of the then current conversion price. The term "current market price" is defined to mean the weighted-average trading price of Legacy units on the Toronto Stock Exchange for the 20 consecutive trading days ending five trading days preceding the date of the applicable event.

Legacy may elect to pay interest and principal upon maturity or redemption by issuing units to a trustee in the case of interest payments and to the Convertible Debenture holders in the case of payment of principal. The number of units to be issued upon redemption will be determined by dividing the principal amount of the Convertible Debentures by 95% of the current market price of the units on the date fixed for redemption or the maturity date.

The Convertible Debentures are classified as equity on the consolidated balance sheets since Legacy may elect to satisfy the interest and principal obligations through the issuance of Legacy units. Similarly, interest payments and issuance costs are charged directly to retained earnings. Legacy paid issuance costs totalling $5,250 in connection with this offering.

9. UNIT OPTION PLAN

Under Legacy's unit option plan, options may be granted to certain key employees, Trustees and employees and directors of its affiliates to purchase units of Legacy at a price not less than the market value of the units at the grant date. As at December 31, 2002, pursuant to the plan, there were 4,714,724 (2001 – 4,729,724) options to acquire units outstanding. These options expire ten years after the grant date, from November 2007 to September 2011. Options vest at the rate of 50% after two years and the balance one year thereafter. The maximum number of units reserved for issuance under the plan is 5,924,449. No new options were issued during 2002.

	2002		2001	
	Number of units *(thousands)*	**Weighted-average exercise price**	Number of units *(thousands)*	Weighted-average exercise price
Outstanding – beginning of year	**4,730**	**$ 9.30**	4,797	$ 9.29
Granted	**–**	**–**	53	8.48
Exercised	**(15)**	**7.23**	(25)	6.25
Cancelled	**–**	**–**	(95)	9.12
Outstanding – end of year	**4,715**	**$ 9.31**	4,730	$ 9.30
Exercisable – end of year	**4,418**	**$ 9.36**	4,012	$ 9.46

Information relating to unit options as at December 31, 2002 was as follows:

	Options outstanding			Options exercisable	
Range of exercise prices	Number of options outstanding *(thousands)*	Weighted-average remaining contractual life *(years)*	Weighted-average exercise price	Number of options exercisable *(thousands)*	Weighted-average exercise price
$5.65 – $6.75	300	5.9	$ 6.36	292	$ 6.12
$8.00 – $8.90	903	7.4	8.46	614	8.39
$9.80 – $9.95	3,512	4.9	9.80	3,512	9.80
	4,715	5.4	$ 9.31	4,418	$ 9.36

10. INTEREST EXPENSE

	2002	2001
Interest on debentures	**$ 19,401**	$ 20,582
Mortgage interest	**28,888**	17,468
Bank loans and other	**2,617**	7,945
	50,906	45,995
Less		
Gain on settlement of debentures	**127**	–
Capitalized interest	**123**	370
Interest income	**2,057**	285
	2,307	655
	$ 48,599	$ 45,340

11. NET INCOME PER UNIT

Net income per unit is based on the net income available to unitholders divided by the weighted-average number of units and exchangeable shares outstanding during the year.

	2002	2001
Net income	$ 55,105	$ 53,732
Part VI.1 tax, net of deduction	(329)	(350)
Accretion of convertible debenture issuance cost	(1,181)	–
Distributions on convertible debentures	(10,224)	–
Net income available to unitholders	$ 43,371	$ 53,382

(thousands)	2002	2001
Weighted-average number of units outstanding	72,518	67,625
Weighted-average number of exchangeable shares outstanding	14,700	13,451
	87,218	81,076
Dilutive effect of unit options	75	92
Diluted weighted-average number of units	87,293	81,168

For the year-ended December 31, 2002, debentures convertible into 17,142,857 units (2001 – nil) and the associated net income impact were excluded from the computation of diluted net income per unit because their effect was not dilutive.

12. DISTRIBUTABLE INCOME

Distributable income per unit is based on the average number of units and exchangeable shares outstanding at the end of each distribution date and has been calculated in accordance with the terms of the Declaration of Trust.

	2002	2001
Net income	$ 55,105	$ 53,732
Add (deduct)		
Amortization of property and equipment	36,108	30,846
Goodwill amortization	–	1,059
Income tax expense	(3,751)	(1,046)
Gain on settlement of debentures	(127)	–
Distributions on convertible debentures	(10,224)	–
Land transfer tax refund	1,685	–
Taxable acquisition purchase price adjustment *(note 3)*	1,110	–
Cash flow guarantee	–	6,400
Capital replacement reserve	(29,039)	(27,118)
Distributable income	$ 50,867	$ 63,873

(thousands)		**2002**		2001
Average units outstanding on distribution date		**74,305**		67,747
Average exchangeable shares outstanding on distribution date		**14,700**		14,700
		89,005		82,447
Dilutive effect of convertible debentures		**–**		
Dilutive effect of unit options		**75**		92
Diluted units outstanding		**89,080**		82,539
Distributable income per unit	**$**	**0.57**	$	0.77
Diluted distributable income per unit	**$**	**0.57**	$	0.77
Distributions per unit	**$**	**0.74**	$	0.87

For the year-ended December 31, 2002, debentures convertible into 17,142,857 units (2001 – nil) and the associated distributable income impact were excluded from the computation of diluted distributable income per unit because their effect was not dilutive.

Distributions and dividends of $61,534 were paid in 2002 (2001 – $68,128).

13. CHANGES IN NON-CASH WORKING CAPITAL

Details of changes in non-cash working capital are:

		2002		2001
(Increase) decrease in accounts receivable	**$**	**3,071**	$	(163)
Increase in inventory		**(1,109)**		(1,003)
Increase in prepaid expenses		**(2,046)**		(472)
Increase in accounts payable and accrued liabilities		**4,443**		9,510
		4,359		7,872
Adjustments for acquisitions		**118**		(1,904)
	$	**4,477**	$	5,968

14. AGREEMENTS

Management agreements

Legacy entered into long-term management agreements in November 1997 with Canadian Pacific Hotels Management Corporation ("CPHMC"), a subsidiary of FHR, to manage the Initial Hotel Portfolio, with an initial term of 50 years and one renewal period of 25 years, exercisable at the option of CPHMC. Legacy also entered into a long-term management agreement with CPHMC to manage the Sheraton Suites Calgary Eau Claire.

Delta Hotels Limited ("Delta"), a subsidiary of FHR, provides management services to CPHMC for four of the hotels from the Initial Hotel Portfolio and three other Delta branded hotels. Delta also provides management services for four other properties under separate management agreements.

Fairmont Hotels Inc. ("Fairmont"), a subsidiary of FHR, provides management services to CPHMC for the remaining seven of the hotels from the Initial Hotel Portfolio and the Sheraton Suites Calgary Eau Claire. In addition, Fairmont provides management services to four other properties under separate management agreements.

Pursuant to these management agreements, CPHMC, Fairmont and Delta are entitled to a base management fee and an incentive management fee. The base management fee typically ranges from 2.75% to 3% of total hotel revenues. For the hotels included in the Initial Hotel Portfolio, the incentive fee is based on both the profitability of each of the hotels and the overall profitability of the Initial Hotel Portfolio. The incentive fee is calculated based on net operating income from hotel operations plus amortization less the capital replacement reserve, in excess of a threshold amount. In the event that the overall profitability does not exceed that target, the aggregate incentive fee determined on the profitability of each hotel that would otherwise be payable will be deferred. Such deferred incentive fee may become payable in a future year. For the 12 hotels acquired subsequent to the Initial Hotel Portfolio, the incentive fee is based on the profitability of each hotel and is calculated on a basis similar to the incentive fee calculation for the Initial Hotel Portfolio.

Advisory agreement

Legacy entered into an advisory agreement in November 1997 with CPHMC to provide operation and administrative services to Legacy and to advise the Trustees regarding major decisions. The initial term has been extended to 11 years and will be automatically renewed for additional terms of five years each, subject to the consent of CPHMC and the majority of the independent Trustees. This agreement was assigned to Fairmont in 1999.

Fairmont is entitled to the following fees:

- an advisory fee equal to 0.40% of the asset base as defined;
- an acquisition fee of 0.65% of the total acquisition price of any additional property acquired by Legacy other than purchased from a related party; and
- a disposition fee of 0.25% of the aggregate sale price of any property sold by Legacy, other than to a related party.

Strategic alliance agreement

Legacy and FHR entered into a Strategic Alliance Agreement in 1997 to co-operate in certain areas related to the purchase and sale of hotels, the development of new hotels that may be considered for investment by Legacy and other areas related to the ownership and management of hotels.

15. RELATED PARTY TRANSACTIONS

Amounts payable to CPHMC, Fairmont and Delta during the year were as follows:

	2002	2001
Management fees	$ 23,306	$ 20,777
Advisory fees	7,152	6,264
Acquisition fees	1,365	–
	$ 31,823	$ 27,041

CPHMC, Fairmont and Delta provide central reservations, sales and marketing, central purchasing, accounting, management information, employee training and other services for which they are reimbursed on a cost recovery basis in accordance with management agreements. In 2002, the total amount charged to CPHMC, Fairmont and Delta was $20,828 (2001 – $19,749).

Included in accounts payable is $5,452 (2001 – $4,221) owing to Fairmont and Delta.

In December 2002, Legacy entered into a long-term, incentive-based management contract for The Fairmont Washington, D.C. with FHR. In connection with Fairmont securing the management contract on this property, Fairmont will pay a fixed amount to Legacy over a three-year period. Legacy has deferred this amount and will amortize it over the life of the management contract. This amortization will be applied to reduce management fees expense.

In connection with the above transaction, Legacy and FHR entered into a reciprocal loan agreement for US $67,600. The loans mature in October 2008 and bear interest at normal commercial rates payable quarterly in arrears. In the event that either Legacy or FHR does not make its required interest or principal payments, the other party is not required to make its payment either. If such payment has already been made, it must be returned. The loans meet all the requirements for a right of setoff and, as such, are presented on a net basis in the financial statements.

All transactions were recorded at the exchange amount.

16. EMPLOYEE FUTURE BENEFITS

Certain employees of subsidiaries of Legacy belong to defined contribution plans. Pension costs under these plans generally equal contributions made during the year. As well, certain employees of LHC and EF participate in various defined benefit plans of FHR. Legacy pays its share of the contributions to FHR. As these contributions are not materially different from the expense, the contributions are expensed as incurred. Contributions under these plans are not significant. As at December 31, Legacy had a future employee benefit liability of $2,378 (2001- $1,826) relating to its portion of a supplemental pension plan. This amount is unfunded and guaranteed through a letter of credit advanced by FHR. In 2002, pension expense totalled $4,632 (2001 – $4,384). Other post-retirement benefits are insignificant.

17. FINANCIAL INSTRUMENTS

Fair value

The fair values of accounts receivable and accounts payable and accrued liabilities approximate their carrying values, due to the relatively short periods to maturity of these instruments.

The fair market values of the debentures, mortgages and mezzanine loan are as follows:

	2002	2001
Series 1B Debentures	$ –	$ 101,000
Series 1C Debentures	70,600	74,250
Series 1D Debentures	43,865	46,000
Series 2A Debentures	50,530	50,500
Series 2B Debentures	47,750	48,500
Series 3 Debentures	100,000	–
7.96%, mortgage payable	169,688	162,109
8.54%, mortgage payable	118,291	113,483
7.86%, mortgage payable	80,434	76,667
11.00%, mortgage payable	8,491	8,963
6.84%, mortgages payable	77,894	–
6.84%, mezzanine loan	6,886	–

Legacy has determined the estimated fair value of its publicly-traded debt based upon market prices as at December 31, 2002. The fair value of other long-term debt is estimated based on rates currently available to Legacy for long-term borrowing with similar terms and conditions.

Interest rate risk management

With the exception of the Series 3 Debentures, all other long-term debts bear a fixed rate of interest. There are no interest rate hedging transactions outstanding as at December 31, 2002.

Credit risk management

Credit risk relates to account receivable balances and results from the possibility that a counterparty defaults on its contractual obligation to Legacy. This risk is minimized since Legacy deals with banks having an appropriate credit rating and performs ongoing credit evaluations of customers and maintains allowances for potential credit losses.

18. COMMITMENTS AND CONTINGENCIES

Minimum rentals for hotel and equipment leases are as follows:

2003	$ 9,490
2004	8,612
2005	7,621
2006	7,082
2007	6,601
Thereafter	18,542
	$ 57,948

Certain land and building leases are subject to additional rent based on a percentage of operating revenues. In accordance with hotel management agreements, the managers are entitled to withhold 4% to 5% of annual operating revenues as a capital replacement reserve to finance ongoing capital expenditures at the properties. Contractual commitments in respect of certain 2002 capital projects totalled $24,345 as at December 31, 2002.

19. SEGMENTED INFORMATION

Management views operations of the hotels held by Legacy as one operating segment. As a result, the consolidated financial statements are presented as one reportable segment with revenues disclosed separately for rooms, food and beverage and other, which consists primarily of incidentals.

Geographical information

	Revenues		Property and equipment and goodwill – net	
	2002	2001	**2002**	2001
Canada	**$ 645,032**	$ 606,789	**$ 1,545,176**	$ 1,471,773
United States	**2,597**	–	**235,916**	–
	$ 647,629	$ 606,789	**$ 1,781,092**	$ 1,471,773

Revenues and assets are allocated to countries based upon the hotels' geographic locations.

INVESTOR INFORMATION

EXECUTIVE OFFICE AND PRINCIPAL PLACE OF BUSINESS
Canadian Pacific Tower
100 Wellington Street West
Suite 1600
TD Centre, P.O. Box 40
Toronto, Ontario M5K 1B7

REGISTERED OFFICE
Gulf Canada Square
Suite 840
401-9th Avenue S.W.
Calgary, Alberta T2P 3C5

STOCK EXCHANGE LISTING
Toronto Stock Exchange
Trading Symbol: LGY.UN

AUDITORS
PricewaterhouseCoopers LLP
Toronto, Ontario

INVESTOR RELATIONS
Toll: 866-627-0641
Fax: 416-874-2761
Email: investor@legacyhotels.ca
Website: www.legacyhotels.ca

FRENCH REPORTS
Il nous fera plaisir de vous envoyer, sur demande, l'édition française de ce rapport.

ANNUAL AND SPECIAL MEETING
10:00 a.m. Eastern Time
Thursday, April 24, 2003
The Fairmont Royal York
Ontario Room
100 Front Street West
Toronto, Ontario, Canada

DISTRIBUTION REINVESTMENT PLAN
Unitholders may acquire units by reinvesting cash distributions without paying brokerage commissions or administrative charges. For general information concerning the Distribution Reinvestment Plan or for a change of address, please contact the transfer agent and registrar.

TRANSFER AGENT AND REGISTRAR
Inquiries regarding change of address, registered holdings, transfers and duplicate mailings should be directed to the following:

Computershare Trust Company of Canada
1500 University Street, Suite 700
Montreal, Quebec
H3A 3S8
Toll: 800-332-0095
Tel: 514-982-7800

HOTEL RESERVATIONS
Fairmont Hotels & Resorts
Toll: 800-441-1414
Website: www.fairmont.com

Delta Hotels
Toll: 800-268-1133
Website: www.deltahotels.com

TRUSTEES

SENIOR OFFICERS

WILLIAM R. FATT
Vice Chairman and
Chief Executive Officer

NEIL J.LABATTE
President and
Chief Operating Officer

CHRIS J. CAHILL
Executive Vice President

M. JERRY PATAVA
Executive Vice President,
Chief Financial Officer
and Treasurer

TERENCE P. BADOUR
Secretary

Design: Craib Design & Communications www.craib.com Printed in Canada



LEGACY
HOTELS

REAL ESTATE INVESTMENT TRUST

Canadian Pacific Tower
100 Wellington Street West
Suite 1600
TD Centre, P. O. Box 40
Toronto, Ontario M5K 1B7

www.legacyhotels.ca